



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the three months ended March 31, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	1,205,890,690	100	1,160,925,782	100
s02	CURRENT ASSETS	368,310,728	31	359,823,558	31
s03	CASH AND SHORT-TERM INVESTMENTS	179,312,825	15	140,565,358	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	51,406,290	4	60,184,663	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	76,437,133	6	105,701,631	9
s06	INVENTORIES	54,964,460	5	51,896,503	4
s07	OTHER CURRENT ASSETS	6,190,020	1	1,475,403	0
s08	LONG-TERM	31,013,135	3	27,975,232	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	30,873,067	3	27,975,232	2
s11	OTHER INVESTMENTS	140,068	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	728,847,667	60	688,588,949	59
s13	LAND AND BUILDINGS	496,083,680	41	443,881,986	38
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	783,815,202	65	736,196,864	63
s15	OTHER EQUIPMENT	48,786,242	4	44,799,340	4
s16	ACCUMULATED DEPRECIATION	686,306,208	57	621,655,609	54
s17	CONSTRUCTION IN PROGRESS	86,468,751	7	85,366,368	7
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	3,321,353	0	4,036,947	0
s19	OTHER ASSETS	74,397,807	6	80,501,096	7
s20	TOTAL LIABILITIES	1,172,126,790	100	1,176,936,677	100
s21	CURRENT LIABILITIES	164,655,904	14	192,670,795	16
s22	SUPPLIERS	24,699,235	2	22,983,979	2
s23	BANK LOANS	25,650,879	2	31,820,040	3
s24	STOCK MARKET LOANS	52,593,379	4	146,434	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	35,135,034	3	93,585,442	8
s26	OTHER CURRENT LIABILITIES WITHOUT COST	26,577,377	2	44,134,900	4
s27	LONG-TERM LIABILITIES	500,636,275	43	549,185,228	47
s28	BANK LOANS	153,900,093	13	176,472,006	15
s29	STOCK MARKET LOANS	346,736,182	30	372,713,222	32
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	7,419,712	1	6,362,194	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	499,414,899	43	428,718,460	36
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	33,763,900	100	(16,010,895)	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	33,763,900	100	(16,010,895)	100
s36	CONTRIBUTED CAPITAL	334,341,857	990	296,760,547	(1853)
s79	CAPITAL STOCK	334,341,857	990	296,760,547	(1853)
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(300,577,957)	(890)	(312,771,442)	1953
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(300,577,957)	(890)	(312,771,442)	1953
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	179,312,825	100	140,565,358	100
s46	CASH	48,382,112	27	60,518,766	43
s47	SHORT-TERM INVESTMENTS	130,930,713	73	80,046,592	57
s07	OTHER CURRENT ASSETS	6,190,020	100	1,475,403	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	6,190,020	100	1,475,403	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,321,353	100	4,036,947	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	3,321,353	100	4,036,947	100
s19	OTHER ASSETS	74,397,807	100	80,501,096	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	74,397,807	100	80,501,096	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	164,655,904	100	192,670,795	100
s52	FOREIGN CURRENCY LIABILITIES	64,347,307	39	31,941,426	17
s53	MEXICAN PESOS LIABILITIES	100,308,597	61	160,729,369	83
s26	OTHER CURRENT LIABILITIES WITHOUT COST	26,577,377	100	44,134,900	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	13,798,596	52	13,502,647	31
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	12,778,781	48	30,632,253	69
s27	LONG-TERM LIABILITIES	500,636,275	100	549,185,228	100
s59	FOREIGN CURRENCY LIABILITIES	403,636,860	81	440,225,986	80
s60	MEXICAN PESOS LIABILITIES	96,999,415	19	108,959,242	20
s31	DEFERRED LIABILITIES	7,419,712	100	6,362,194	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	7,419,712	100	6,362,194	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	499,414,899	100	428,718,460	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	473,055,470	95	407,062,849	95
s92	DISCONTINUED OPERATIONS	26,359,429	5	21,655,611	5
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	334,341,857	100	296,760,547	100
s37	CAPITAL STOCK (NOMINAL)	223,955,795	67	177,178,188	60
s38	RESTATEMENT OF CAPITAL STOCK	110,386,062	33	119,582,359	40

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(300,577,957)	100	(312,771,442)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(290,434,695)	97	(320,849,827)	103
s45	NET INCOME FOR THE YEAR	(10,143,262)	3	8,078,385	(3)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	203,654,824	167,152,763
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	0	0
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	235,897,327	100	251,586,273	100
r02	COST OF SALES	88,072,985	37	79,350,891	32
r03	GROSS PROFIT	147,824,342	63	172,235,382	68
r04	GENERAL EXPENSES	18,162,510	8	18,560,142	7
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	129,661,832	55	153,675,240	61
r08	OTHER INCOME AND (EXPENSE), NET	4,409,728	2	6,673,978	3
r06	COMPREHENSIVE FINANCING RESULT	(10,224,405)	(4)	(3,789,924)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	123,847,155	53	156,559,294	62
r10	INCOME TAXES	133,990,417	57	148,480,909	59
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(10,143,262)	(4)	8,078,385	3
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	(10,143,262)	(4)	8,078,385	3
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(10,143,262)	(4)	8,078,385	3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	235,897,327	100	251,586,273	100
r21	DOMESTIC	132,197,433	56	131,875,391	52
r22	FOREIGN	103,699,894	44	119,710,882	48
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	4,409,728	100	6,673,978	100
r49	OTHER INCOME AND (EXPENSE), NET	4,409,728	100	6,673,978	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(10,224,405)	100	(3,789,924)	100
r24	INTEREST EXPENSE	12,548,212	(123)	12,993,445	(343)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7,207,611	(70)	5,169,852	(136)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(7,837,208)	77	(4,479,370)	118
r28	RESULT FROM MONETARY POSITION	2,953,404	(29)	8,513,039	(225)
r10	INCOME TAXES	133,990,417	100	148,480,909	100
r32	INCOME TAX	133,990,417	100	148,480,909	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	235,897,327	241,430,499
r37	TAX RESULT FOR THE YEAR	110,448,112	8,078,386
r38	NET SALES (**)	1,056,586,513	975,735,237
r39	OPERATING INCOME (**)	562,686,543	526,447,279
r40	NET INCOME OF MAJORITY INTEREST (**)	27,447,094	(74,506,498)
r41	NET CONSOLIDATED INCOME (**)	27,447,094	(74,506,624)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	15,186,416	9,950,547

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	235,897,327	100	251,586,273	100
rt02	COST OF SALES	88,072,985	37	79,350,891	32
rt03	GROSS PROFIT	147,824,342	63	172,235,382	68
rt04	GENERAL EXPENSES	18,162,510	8	18,560,142	7
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	129,661,832	55	153,675,240	61
rt08	OTHER INCOME AND (EXPENSE), NET	4,409,729	2	6,673,978	3
rt06	COMPREHENSIVE FINANCING RESULT	(10,224,406)	(4)	(3,789,924)	(2)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	123,847,155	53	156,559,294	62
rt10	INCOME TAXES	133,990,417	57	148,480,909	59
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(10,143,262)	(4)	8,078,385	3
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(10,143,262)	(4)	8,078,385	3
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(10,143,262)	(4)	8,078,385	3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	235,897,327	100	251,586,273	100
rt21	DOMESTIC	132,197,433	56	131,875,391	52
rt22	FOREIGN	103,699,894	44	119,710,882	48
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	4,409,729	100	6,673,978	100
rt49	OTHER INCOME AND(EXPENSE), NET	4,409,729	100	6,673,978	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(10,224,406)	100	(3,789,924)	100
rt24	INTEREST EXPENSE	12,548,213	(123)	12,993,445	(343)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	7,207,611	(70)	5,169,852	(136)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(7,837,208)	77	(4,479,370)	118
rt28	RESULT FROM MONETARY POSITION	2,953,404	(29)	8,513,039	(225)
rt10	INCOME TAXES	133,990,417	100	148,480,909	100
rt32	INCOME TAX	133,990,417	100	148,480,909	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(10,143,262)	8,078,385
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,283,209	28,002,775
c03	RESOURCES FROM NET INCOME FOR THE YEAR	25,139,947	36,081,160
c04	RESOURCES PROVIDED OR USED IN OPERATION	(15,370,842)	(17,611,117)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	9,769,105	18,470,043
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,325,017	16,520,117
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	616,800
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	4,325,017	17,136,917
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(25,201,964)	(21,922,906)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(11,107,842)	13,684,054
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	190,420,667	126,881,304
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	179,312,825	140,565,358

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C.	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,283,209	28,002,775
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	15,186,416	9,950,547
c41	+ (-) OTHER ITEMS	20,096,793	18,052,228
c04	RESOURCES PROVIDED OR USED IN OPERATION	(15,370,842)	(17,611,117)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,480,762	(43,246,873)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	8,945,653	1,353,400
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(207,510)	(611,900)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(11,388,734)	(9,528,028)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(17,201,013)	34,422,284
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,325,017	16,520,117
c23	+ BANK FINANCING	0	8,960,659
c24	+ STOCK MARKET FINANCING	5,893,506	19,164,643
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,892,720
c27	(-) BANK FINANCING AMORTIZATION	0	(12,473,701)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(4,260,405)	(1,024,204)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	2,691,916	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	616,800
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	616,800
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(25,201,964)	(21,922,906)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(27,005,834)	(23,070,901)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	1,803,870	1,147,995
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.00	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(4.29)	%	3.21	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	81.29	%	465.34	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.27	%	(6.41)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	34.91	%	200.21	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(29.11)	%	105.38	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.87	times	0.84	times
p07	NET SALES TO FIXED ASSETS (**)	1.44	times	1.41	times
p08	INVENTORIES TURNOVER (**)	6.92	times	6.12	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	17.05	days	18.72	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.07	%	11.22	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	97.20	%	101.37	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	34.71	times	(73.50)	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.92	%	40.11	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.68	%	79.75	%
p15	OPERATING INCOME TO INTEREST PAID	10.33	times	11.82	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.82	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.23	times	1.86	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.90	times	1.59	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.31	times	0.30	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	108.90	%	72.95	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.65	%	14.34	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.51)	%	(7.00)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.77	times	1.42	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	96.40	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	3.59	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	107.15	%	105.23	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the first quarter of 2007, as expected, crude oil production averaged 3,158 Mbd, 6% less than the 3,345 Mbd produced during the first quarter of 2006. Production of heavy crude oil decreased by 11%, while light and extra-light crude oil production increased by 7% and 16%, respectively. Heavy crude oil production decreased primarily due to the decline in production of Cantarell, which was partially offset by an 88 Mbd production increase in the Ku-Maloob-Zaap project, due to the installation of the PB-KU-M platform in January 2007. The increase in light and extra-light crude oil production was due to the completion and workover of wells in the Litoral de Tabasco and Abkatún-Pol-Chuc projects, located in the Southwest Marine Region.

During the first quarter of 2007, an unprecedented natural gas production level was recorded, averaging 5,816 MMcfd, 14% greater than the average production recorded in the first quarter of 2006. On March 30, 2007, natural gas production registered a new record of 6,005 MMcfd. The increase in non associated natural gas production was primarily due to the activity in the Northern Region. In March 2007, the Burgos and Veracruz assets registered new monthly records of non associated natural gas production of 1,397 and 893 MMcfd, respectively. The production of associated natural gas increased by 253 MMcfd, due to greater production in the Crudo Marino Ligero and Ixtal-Manik projects, located in the Southwest Marine Region.

During the first quarter of 2007, total crude oil processing increased by 5%, as compared to the same period of the previous year. The increase was due primarily to the maintenance during 2006, which decreased production during that period. The 0.4% decrease in heavy crude oil processing and the 9% increase in light crude oil processing during the first quarter of 2007 reflected our strategy to maximize diesel and gasoline production and to minimize fuel oil production.

During the first quarter of 2007, production of refined products increased by 42 Mbd, as compared to the same period of 2006, reaching an average of 1,584Mbd. Gasoline and diesel production increased by 5% and by 11%, respectively, whereas fuel oil production decreased by 4%, due to higher crude oil processing, an increase in the coking capacity utilization and fewer programmed downtimes during 2007, as compared to programmed maintenance during the first quarter of 2006.

During the first quarter of 2007, total petrochemicals production was 2,914 thousand tons (Mt), 11% greater than the production recorded in the same quarter of 2006. This increase was primarily driven by: greater production of aromatics such as toluene, benzene and paraxylene, due to maintenance during 2006 which caused production during that period to fall below normal levels; greater production of derivatives of aromatics (hydrogen and BTX liquids –benzene, toluene and xylene–) for the same reason; and greater production of ethylene oxide, due to a catalyst renovation and lower maintenance. This increase was partially offset by a decrease in ammonia and carbon dioxide production, due to higher natural gas prices, and a decrease in vinyl chloride, due to programmed maintenance in February 2007.

During the first quarter of 2007, crude oil exports averaged 1,711 Mbd, 15% less than the volume recorded during the first quarter of 2006, as a result of a decrease in crude oil production and shipment delays due to adverse weather conditions in January 2007.

Approximately 85% of total crude oil exports were heavy crude oil (Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca). 81% of total crude oil exports were delivered to the United States, while the remaining 19% was distributed among Europe (8%), the rest of the Americas (8%) and the Far East (4%). The weighted average export price of the Mexican crude oil basket was US$47.3 per barrel, as compared to US$50.2 per barrel, in the first quarter of 2006; hence, representing a 6% decrease in the first quarter of 2007.

As a consequence of the increase in natural gas production, exports reached 187 MMcfd during the first quarter of 2007, as compared to 26 MMcfd recorded during the same period in 2006.

Exports of refined products averaged 213 Mbd, 29% greater than during the first quarter of 2006, primarily due to an increase in exports of fuel oil. Long residue and fuel oil were the main exported refined products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petrochemical exports decreased by 11%, or 22 Mt, totaling 184 Mt., due to lower exports of ammonia and polyethylene. Ethylene and sulphur were the main exported products.

In the first quarter of 2007, natural gas imports averaged 328 MMcfd, 11% less than those recorded during the same period in 2006, primarily due to higher natural gas production.

Imports of refined products decreased by 8%, from 448 to 411 Mbd. This decrease was primarily attributable to an increase in imports of fuel oil, residual fuel oil, diesel and regular gasoline which was partially offset by an increase in imports of premium gasoline. During the first quarter of 2007, the main imported products were gasoline and diesel.

Petrochemical imports decreased by 21%, to 110 Mt, primarily due to lower methanol, ammonia and aromatics (toluene, xylene mix and butane mix) imports. The main imported products were methanol and butane mix.

During the first quarter of 2007, total sales decreased by 6% in constant pesos, as compared to the first quarter of 2006, from Ps. 251.6 to Ps. 235.9 billion. This decrease was primarily due to lower volumes and prices of crude oil exports.

In the first quarter of 2007, costs and operating expenses increased by 9%, or Ps. 8.3 billion, as compared to the first quarter of 2006, to Ps. 106.2 billion (US$9.6 billion), primarily due to an increase in depreciation and amortization, and in the cost of reserve for retirement payments and indemnities.

In the first quarter of 2007, operating income totaled Ps. 129.7 billion (US$11.8 billion), 16% less than operating income for the first quarter of 2006 of Ps. 153.7 billion.

During the first quarter of 2007, comprehensive financing cost increased by Ps. 6.4 billion from Ps. 3.8 to Ps. 10.2 billion (US$0.9 billion). This increase was primarily caused by: a decrease of Ps. 5.6 billion in monetary gain, an increase of Ps. 3.4 billion in foreign exchange losses, and a decrease of Ps. 2.5 billion in net interest and financial products expense.

In the first quarter of 2007, other net revenues totaled Ps. 4.4 billion (US$0.4 billion), as compared to Ps. 6.7 billion during the first quarter of 2006, primarily due to a reduction in income attributable to the negative IEPS tax.

During the first quarter of 2007, income before taxes and duties was Ps. 123.8 billion (US$11.2 billion), as compared to Ps. 156.6 billion recorded in 2006. The 21% decrease was primarily the result of: a decrease of Ps. 24.0 billion in operating income, an increase of Ps. 6.4 billion in comprehensive financing cost, and a decrease of Ps. 2.3 billion in other net revenues.

During the first quarter of 2007, taxes and duties paid decreased by 10%, from Ps. 148.5 to Ps. 134.0 billion, considering the inflationary effect, primarily due to a decrease in the operational income.

During the first quarter of 2007, PEMEX recorded a net loss of Ps. 10.1 billion (US$0.9 billion), as compared to net income of Ps. 8.1 billion during the first quarter of 2006. The Ps. 18.2 billion reduction in net income is primarily explained by the effect of non cash charges: a Ps.5.2 billion increase in depreciation and amortization, a Ps. 2.0 billion increase in the cost of reserve for retirement payments and indemnities, a Ps. 3.4 billion increase in foreign exchange loss, and a Ps. 5.6 billion decrease in monetary gain.

As of March 31, 2007, our assets totaled Ps. 1,205.9 billion (US$109.3 billion), representing a 4% increase, or Ps. 45.0 billion, as compared to total assets as of March 31, 2006.

Total liabilities decreased by 0.4%, to Ps. 1,172.1 billion (US$106.2 billion): short-term liabilities decreased by 15%, or Ps. 28.0 to Ps. 164.7 billion (US$14.9 billion), primarily as a result of a decrease in taxes and duties payable, which was partially offset by an increase in the current portion of long-term debt, i. e. remaining maturities of less than twelve months; long term liabilities increased by 2%, or Ps. 23.2 to Ps. 1,007.5 billion (US$91.3 billion), primarily due to the increase in the reserve for retirement payments, which was partially

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

offset by a 9% decrease in long-term debt. The reserve for retirement payments increased by 16%, from Ps. 407.1billion to Ps. 473.1 billion (US$42.9 billion) according to actuarial studies.

Equity increased by Ps. 49.8 billion, from Ps. (16.0) billion at March 31, 2006 to Ps. 33.8 billion (or US$ 3.1 billion at March 31, 2007). The variation in equity was primarily due to: a payment from the government to PEMEX in the amount of Ps. 46.8 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year, a decrease of Ps. 18.4 billion in the negative effect of the reserve for retirement payments.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, Comercio Internacional S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the March 31, 2007 exchange rate of Ps. 11.0322 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our: drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to: changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA and free cash-flow are non-NIF measures.

FINANCIAL STATEMENTS NOTES

(Figures in thousands of pesos with the acquisition power of March 31, 2007 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of March 31, 2007 and 2006 and for the three month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (NIF) in Mexico, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with NIF as issuedby the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera("CINIF"). Until 2003, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. In accordance with the mentioned rules the Consolidated Financial Information as of March 31, 2006, are presented on the same bases of 2007.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", went into effect, as issued by MIPA.

3. Foreign currency position

As of March 31, 2006 and 2005, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

Amounts in foreign currency
(Thousands)

FINANCIAL STATEMENTS NOTES

	Assets	Liabilities	Long(short) position	Exchange rate	Amounts in pesos
2007:					
U.S. dollars	43,429,104	(72,555,121)	(29,126,017)	11.0322	(321,324,047)
Japanese Yen	-	(151,502,268)	(151,502,268)	0.09388	(14,223,033)
Pounds Sterling	261	(408,481)	(408,220)	21.72130	(8,867,069)
Euros	985	(4,038,446)	(4,037,461)	14.75446	(59,570,558)
Net-short position befote Foreign-currency hedging					(403,984,707)
2006:					
U. S. Dollars	23,862,664	(48,295,526)	(24,432,862)	10.8935	(266,159,382)
Japanese Yen	-	(160,278,901)	(160,278,901)	0.0926	(14,841,826)
Pounds sterling	248	(400,649)	(400,401)	18.9253	(7,577,709)
Euros	5,266	(4,240,545)	(4,235,279)	13.1975	(55,895,094)
Swiss francs	10	(103)	(93)	8.3526	(776)
Net-short position befote Foreign-currency hedging					(344,474,787)

4. Cash and Cash Equivalents

As of March 31, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Cash in banks	$ 48,382,112	$ 60,518,766
Realizable values	130,930,713	80,046,591
	$ 179,312,825	$140,565,357

5. Accounts, notes receivable and other

As of March 31, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Trade-domestic	$36,186,851	$40,974,574
Trade-foreign	17,064,120	21,778,067
Mexican Government, advance payments on minimum guaranteed dividends	4,529,469	15,985,109
Employees and officers	3,083,036	2,902,634
Specific fund trade commission	31,616,407	27,048,820
Ordinary Hydrocarbon Duty pay in excess	1,021,370	-
Other accounts receivable	36,186,851	57,415,556
Less:		
Allowance for doubtful accounts	(1,547,941)	(2,567,978)
Total	$127,843,423	$163,536,782

FINANCIAL STATEMENTS NOTES

6. Inventories

As of March 31, 2007 and 2006 inventories are as follows:

	2007	2006
Crude oil, refined products, derivatives, and petrochemical products	$50,922,792	$45,388,601
Materials and supplies in stock	5,367,896	4,922,383
Materials and products in transit	128,918	3,139,459
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,455,146)	(1,553,940)
Total	$54,964,460	$51,896,503

7. Properties and equipment

As of March 31, 2007 and 2006 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2007	2006
Land	$41,193,478	$41,612,724
Buildings	42,901,233	40,874,499
Wells	411,977,253	359,121,560
Plants	348,329,651	335,935,658
Perforation equipment	21,590,500	22,082,145
Furniture and equipment	34,488,014	32,729,001
Transportation equipment	13,525,154	13,661,870
Offshore plataforms	141,066,568	121,486,385
Pipelines	272,828,481	256,692,676
	1,327,900,332	1,224,196,518
Accumulated depreciation	(686,294,489)	(621,654,188)
	641,605,843	602,542,330
Improductive fixed assets	773,073	680,249
Construction in progress	86,468,751	85,366,368
Total	$728,847,667	$688,588,947

The depreciation of fixed assets and amortization of wells at the end of December 31, 2006 and 2005, recognized in cost and operating expenses, was Ps. 63,301,900 and Ps. 54,930,600, respectively.

8. Long-term debt

During the period from January 1 to March 31, 2007, Petróleos Mexicanos undertook the following financial activities:

Petróleos Mexicanos obtained US$7,310 guaranteed by export credit agencies. During the same period the Master Trust obtained US$526,267, also guaranteed by export credit agencies for PIDIREGAS project financing.

During the period from January 1 to March 31, 2006, the significant operations of financing were as follows:

On January 4, 2006, Petróleos Mexicanos, used US $800,000 of the syndicated revolving credit line of US $1,250,000, in two tranches, A and B, of US $400,000 each one; tranche A, at a rate LIBOR to one month plus 0.30 %, and tranche B, at a rate LIBOR to one month plus 0.45 %; both tranches were paid on February 3, 2006, leaving the whole credit line available.

During the period from January 1 to March 31, 2006, the Master Trust obtained US $236,600 guaranteed by export credit agencies.

On February 2, 2006, the Master Trust issued bonds in the amount of US $1,500,000, of which US $750,000 were issued at a rate of 5.75 % due in 2015, and US $750,000 at a rate of 6.625 % due in 2035. This issue was a reopening of a previous issue that was launched on June 8, 2005.

On February 13, 2006, on the basis of a reopening of the exchange operation of Pemex bonds for Master Trust bonds, of which new bonds for US $185,300 were issued. The cash flow from PEMEX to the Master Trust in order to liquidate the exchanged PEMEX bonds, which stayed in custody of the Master Trust, will be transfered later.

9. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended March 31, 2007 and 2006, is analyzed as follows:

	2007	2006
Net (loss) gain for the period	($10,143,262)	$8,078,386
Effect of restatement of the year – Net	7,321,713	3,808,367
Derivative financial instruments	1,837,733	(1,769,439)
Labor reserve effect	(18,355,743)	(21,073,597)
Comprehensive loss for the year	($19,339,559)	(10,956,283)

10. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2006 and 2005, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 12,892,855 and Ps. 15,755,573, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2007	$2,332,301
2008	1,608,217
2009	1,254,243
2010	1,254,243
2011	1,254,242
2012 en adelante	5,189,609
Total	$12,892,855

b. During 2005, a contract was awarded for the construction of a vessel named FPSP (Floating Production, Storage and Offoading). Its basic function is the receipt and process (Separation of oil and gas), it will increase our production flexibility in the Northeast Marine region and it will blend different types of crude oil in order to maintain a Maya type mix and satisfy the export market, it will increase our storage capacity by 2.2 million barrels and it will establish an additional offloading position with a maximum capacity of 1.2 million barrels per day.

The operation and construction contract of the ship considers a horizon of 15 years and an investment of US$758,000.

In agreement with the contract, the receipt of the ship by PEP was in April 2007.

In June 2007, the 50% of the active payment will be performed in the amount of US$379,000.

c. During 2003, 2004 and 2005, PEMEX, has implemented FPWCs. In connection with these contracts the contractor, on his own cost, has to administer and support the execution of the works of the FPWCs, which are grouped in the categories of development, infrastructure and maintenance. The estimated value of the FPWCs, as of December 31, is as follows:

As of December:

Contracting Date	Block	2006	2005
February 9, 2004	Olmos	US$343,574	US$343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
March 8, 2003	Fronterizo	264,977	264,977
March 9, 2004	Pandura-Anáhuac	900,392	900,392

March 23, 2005	Pirineo	645,295	645,295
Total		US$5,887,086	US$5,887,086

d. PEMEX, through its subsidiaries PMI, has sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are particular for each customer and its duration could be undefined (evergreen contract) in some cases existing minimal obligatory periods (long term contracts).

e. At December 31, 2006 and 2005, PEMEX had entered into contracts with various contractors for an approximate amount of Ps. 90,929,079 and Ps. 235,984,923, respectively. These contracts are for the development of PIDIREGAS.

11. Contingencies

a. As of March 31, 2007, PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At March 31, 2007 and December 31, 2006, PEMEX had accrued Ps. 9,716,756 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 37,279,000 at March 31, 2007. Among these lawsuits, we find the following:

I. PEMEX is currently involved in arbitration proceeding (11760/KGA) with Conproca, S.A. de C.V. ("Conproca") pursuant to which Conproca is seeking payment of U.S.$633,100. PEMEX filed a counter-claim against Conproca in the amount of U.S.$907,000.

On October 13, 2006, the parties filed briefs and submitted evidence for the second liability hearing, which was held in January 2007. On January 20 and 21, 2006, the Cadereyta Refinery, El Tejar pumping station and a cross-section valve located on the border of La Antigua River were inspected by the arbitration panel and its experts. On April 4, 2007, the parties submitted their pleadings in connection with the second hearing. The arbitration panel will issue a partial or provisional award on this matter and once the award is issued, a hearing on damages will be held.

II. Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. Both parties filed their documentary evidence and a final judgment is still pending.

III. Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages. As of this date, a third expert´opinion is still pending to be issued.

FINANCIAL STATEMENTS NOTES

IV. Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On November 28, 2006, the ICA issued a preliminary award declaring its jurisdiction. On January 26, 2007, Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. Pemex-Exploration and Production is required to file a response to the detailed claim filed by COMMISA before June 11, 2007. Based on the detailed claim, COMMISA is seeking U.S. $292,043 and Ps. 37,537.

V. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim seeking approximately U.S. $12,294.

The arbitral hearing ended December 1, 2006. On January 31, 2007, the parties filed their concluding briefs. A final decision is still pending.

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of a contract related to two vessels named Bar Protector and Castoro 10 in Cantarell complex. Pemex-Exploration and Production filed a counterclaim in the amount of U.S. $2,057 and Ps. 488.

On March 12, 2007, the proceedings to furnish additional evidence concluded. The final decision is still pending.

VII. On March 31, 2006, Petroquímica Cangrejera, S. A. de C. V., Petroquímica Pajaritos, S. A. de C. V. and Petroquímica Morelos, S. A. de C. V. (each of which has since been merged into Pemex-Petrochemicals) were notified by the Council of Coatzacoalcos, Veracruz of an alleged underpayment of certain real estate taxes in the amount of approximately Ps. 1,846,691. The companies objected to the assessment before the *Tribunal de lo Contencioso Administrativo del Poder Judicial de Veracruz* (Contentious Administrative Court of the Judicial Power of the State of Veracruz).

On December 22, 2006, a settlement agreement for the real estate taxes was executed between the parties. The agreement was filed with the court to conclude the administrative proceedings. Pemex-Petrochemicals paid Ps. 76,040 to the Council of Coatzacoalcos, Veracruz.

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the suspension of a tank truck transportation agreement dated March 26, 1993. The trial is in the evidentiary stages. The trial has been suspended due to an appeal filed by Pemex-Refining from a ruling excluding certain documentary evidence filed by Pemex-Refining.

IX. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph viii. Evidence was filed by the parties, and a final hearing is pending.

X. A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against several officers of PEMEX and Pemex-Exploration and Production, claiming that the construction contract 414105826 is unconstitutional because the officers who executed the agreement did not have the appropriate authority.

Reports and expert opinions were filed as evidence. As of the date of this filing, a third expert's opinion is still pending, as well as the constitutional hearing.

There is an arbitration proceeding before the ICA filed by TEJAS GAS DE TOLUCA, S. de R. L. de C. V. against Gas Natural México S. A. de C. V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking compliance with a Memorandum of Understanding and its annexes, which was executed for the construction and operation of the Palmillas-Toluca pipeline, as well as for the execution of a transportation agreement.

As of this date, the initial arbitration report is being prepared to state the claim and counterclaim.

The result of these proceedings is uncertain since their final resolution will be issued by the appropiate authorities.

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at March 31 2007					
Trade Income:					

FINANCIAL STATEMENTS NOTES

External Costumers	$ -	$93,779,198	$33,363,042	$5,055,193	$103,699,944
Intersegments	181,649,260	8,860,092	19,655,398	8,028,558	39,438,097
Operating Gain (loss)	137,368,941	(11,209,901)	3,435,943	(2,856,483)	3,094,984
Net gain (loss)	(2,927,203)	(15,745,981)	2,605,309	(2,939,055)	(17,184,703)
Toal Assets	1,090,522,006	333,777,441	135,926,205	71,444,178	2,062,205,636

As at March 31 2006

Trade Income:

External Costumers	$ -	$95,530,210	$33,422,314	$4,706,154	$119,927,595
Intersegments	203,884,628	8,405,208	21,457,964	1,653,097	43,947,066
Operating Gain (loss)	167,807,122	(11,437,344)	2,262,742	(5,265,802)	(3,837,449)
Net gain (loss)	17,581,238	(8,800,376)	1,778,199	(6,047,944)	8,421,613
Total Assets	937,888,865	321,981,376	119,994,265	53,242,315	1,662,321,956

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, Ltd.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V.	Comercializadora Int.de crudo	2,214,241	98.30
P.M.I. Holdings B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings N.V.	Tenedora de acciones	6,200	100.00
P.M.I. Trading Ltd.	Comercializadora Int. Petrolíferos	4,900	48.51
P.M.I. Marine Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas Internacional, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Compañia petrolera	59,404,128	4.94	0	22,089,174
Deer Park Refining Limited	Compañia refinadora	1	0.00	0	5,457,996
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Comercializadora de lubricantes	17,879,561	46.85	178,796	152,796
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	1,555,212
I.I.I., S.A	Tenedora de activos	62,167,264	100.00	62,167	1,080,259
Cia. Mexicana de Exploraciones, S.A. de C.V	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	276,690
Pan American Suphur Company, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	11,058
Pasco Terminals	Almacenaje de ácido sulfùrico	1,000	100.00	47,325	25,896
Otras inversiones		1	0.00	0	1,000,372
Estimación de Fluctuación en Inversiones		1	0.00	0	(776,386)
TOTAL INVESTMENT IN ASSOCIATES				695,290	30,873,067
OTHER PERMANENT INVESTMENTS					140,068
TOTAL				695,290	31,013,135

NOTES

SE CAPTURÓ EN LA COLUMNA DE NÚMERO DE ACCIONES EL NÚMERO UNO POR MOTIVOS DE VALIDACIÓN YA QUE NO SE CUENTA CON ACCIONES EN DICHAS COMPAÑÍAS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2004	20/12/2012	10.55	0	0	4,000,000	0	0	0						
BANCO SANTANDER MEXICANO, S.	NOT APPLIED	19/11/2004	23/11/2012	7.46	0	0	3,000,000	0	0	0						
BANCO JPMORGAN, SA, INSTITUC	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	4,000,000	0	0	0						
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	7.46	0	1,333,333	888,889	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	8.40	0	1,027,500	1,027,500	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	7.46	0	2,472,500	2,472,500	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	0	118,061	0	0	0	0						
GENERAL ELECTRIC CAPITAL COR	YES	01/04/1998	02/07/2007	9.98							742,761	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C.	NOT	10/06/2004	15/12/2009	4.20							225,814	0	225,814	225,814	0	0
NACIONAL FINANCIERA, S.N.C.	NOT	23/12/2002	29/12/2008	5.58							0	0	1,103,220	0	0	0
BANCO SANTANDER MEXICANO, S.	NOT	17/09/2003	19/09/2013	5.44							55,161	55,161	110,322	110,322	110,322	275,805
BANCO NACIONAL DE COMERCIO E	NOT	26/06/2003	30/06/2018	5.44							220,644	0	220,644	220,644	220,644	1,654,830
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	28/04/2008	5.32							1,103,220	0	1,103,220	0	0	0
WESTLB AG, LONDON BRANCH (1	YES	01/06/2004	17/05/2007	5.39							165,483	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	18/06/2013	5.35							0	0	0	0	0	46,888,850
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							390,852	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (	NOT	26/11/1997	15/06/2010	8.40							2,047,130	0	2,222,702	2,413,331	1,283,207	0
INTERESES DEVENGADOS NO PAGA	NOT		15/06/2007	0.00							199,257	0	0	0	0	0
FSO INC. (1) (7)	NOT	14/09/1998	14/09/2008	15.00							254,162	0	221,525	0	0	0
CONTRATOS DE SERVICIOS MULTI	NOT	01/02/2005	31/01/2011	5.39							1,298,501	0	818,784	444,834	156,699	0
SECURED																
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1990	20/11/2015	2.90							302,581	0	302,581	302,581	302,581	1,512,905
A/S EXPORTFINANS (1) (7)	YES	16/11/1999	15/10/2008	4.62							27,228	19,546	7,830	0	0	0
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.79							293,963	50,790	259,960	195,036	176,100	373,844
ABN AMRO BANK, N.V. (1) (7	YES	23/12/2002	29/03/2014	4.50							97,946	97,946	195,896	195,896	195,896	567,689
ABN AMRO BANK, N.V. (1) (8	YES	30/11/2006	15/12/2015	5.63							2,400,610	331,954	2,895,002	2,895,002	2,329,045	8,205,826
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/06/2011	4.61							107,707	54,365	59,881	34,975	14,793	1,139
BANCO SANTANDER CENTRAL HISP	YES	26/02/2007	15/06/2014	5.35							78,801	0	157,603	157,603	157,603	551,610
BARCLAYS BANK,P.L.C. (1) (	YES	03/07/2003	20/03/2014	5.34							627,705	26,289	853,994	853,994	853,994	1,780,807
BNP PARIBAS (1) (8)	YES	30/11/2006	25/08/2015	5.35							1,453,655	480,225	1,933,880	1,933,880	1,933,880	7,261,783
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/02/2017	5.41							0	0	1,686	3,372	3,372	20,229
J.P. MORGAN CHASE (1) (8)	YES	03/02/2000	06/03/2012	5.32							34,119	34,119	68,238	68,238	68,238	47,799
DEUTSCHE BANK (1) (8)	YES	06/11/2002	16/12/2013	5.36							23,689	2,489	26,177	26,177	21,200	63,600

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	5.35							263,874	0	263,874	263,874	263,874	377,205
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	29/06/2015	5.35							165,483	55,161	220,644	220,644	220,644	827,415
EXPORT DEVELOPMENT CANADA (	YES	09/02/1999	15/04/2013	5.40							43,668	1,833	32,526	24,321	17,805	13,359
EXPORT DEVELOPMENT CANADA (	YES	22/12/1999	15/12/2010	5.35							220,644	0	220,644	220,644	220,644	0
HSBC BANK, PLC (1) (8)	YES	14/11/2005	30/06/2017	5.37							401,258	124,456	525,711	544,586	535,730	1,837,844
HSBC BANK, PLC (1) (7)	YES	02/06/2006	28/06/2015	5.45							71,140	28,875	82,480	66,945	66,945	70,694
KREDITANSTALT FUR WIEDERAUFB	YES	13/09/1999	31/03/2011	5.38							16,669	16,669	33,336	27,364	27,715	0
KREDITANSTALT FUR WIEDERAUFB	YES	28/09/2001	31/12/2012	5.39							184,266	11,516	195,782	195,782	193,612	306,107
MEDIOCREDITO CENTRALE S.P.A.	YES	09/10/2001	30/04/2012	5.44							52,210	0	52,210	52,210	52,210	78,316
HSBC BANK, PLC (1) (7)	YES	19/10/1998	29/10/2007	6.18							14,361	0	0	0	0	0
HSBC BANK, PLC (1) (8)	YES	19/10/1998	17/04/2014	5.40							21,125	0	21,125	21,125	21,125	73,937
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	5.37							289,456	263,568	494,188	435,610	346,416	877,359
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	0	49,167	98,333	98,333	590,000
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/09/2015	5.37							705,370	484,726	1,190,096	1,190,096	1,190,096	4,343,657
THE BANK OF TOKYO, MITSUBISH	YES	30/09/2005	30/06/2015	5.36							479,011	257,122	736,134	736,134	736,134	3,300,344
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	5.36							0	0	182,162	182,162	182,162	1,001,891
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2005	13/02/2017	4.83							220,644	0	263,787	306,930	306,930	648,682
TORONTO DOMINION BANK (1)	YES	06/10/2003	20/10/2009	5.40							103,419	0	101,470	68,266	0	0
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00							781	0	781	781	781	2,809
JAPAN BANK FOR INTERNATIONAL	YES	30/09/2005	30/06/2015	4.36							13,207	11,962	25,170	25,170	25,170	113,264
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.80							130,481	130,481	260,962	260,962	260,962	1,565,764
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2006	13/12/2018	5.36							0	0	0	0	0	6,619,320
MIZUHO CORPARATE BANK, LTD (	YES	16/10/1998	20/05/2010	1.98							1,311,240	0	1,311,240	1,311,240	655,609	0
INTERESES DEVENGADOS NO PAG	NOT		31/12/2007	0.00							1,104,734	0	0	0	0	0
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	4,949,394	15,388,889	0	0	0	18,164,232	2,537,253	19,052,290	18,335,096	13,251,371	89,872,485

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	05/12/2019	0.00	0	0	11,938,526	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	31/01/2013	7.39	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	18/10/2007	7.19	0	13,000,000	0	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2005	13/10/2011	7.19	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	08/10/2009	7.48	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	04/02/2010	7.22	0	0	12,512,800	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	16/06/2006	05/06/2014	7.45	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	29/07/2005	18/07/2015	9.91	0	0	9,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	8.36	0	0	6,172,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	0	1,508,044	0	0	0	0						
INTERESES ANTICIPADOS	NOT APPLIED		31/12/2007	0.00	0	(5,558,487)	0	0	0	0						
CITIBANK N.A. (1) (8)	NOT		24/08/2008	5.35							0	0	0	0	0	0
CITIBANK. N.A. (1) (7)	YES	20/06/1997	01/06/2007	9.00							687,449	0	0	0	0	0
CITIBANK. N.A. (2) (7)	YES	13/06/1997	13/06/2007	7.38							5,715,032	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	3,755,659
DEUTSCHE BANK (1) (7)	YES	30/12/2004	17/09/2007	8.85							4,786,960	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	4,346,974
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/03/2027	8.50							0	0	0	0	0	4,449,255
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	9.38							0	0	5,439,117	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/06/2007	9.00							2,070,801	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	2,654,954
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	14,754,461
DEUTSCHE BANK (2) (7)	YES	17/07/2000	02/08/2007	7.75							7,377,230	0	0	0	0	0
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	2,816,400
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	8,688,520
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	103,096
DEUTSCHE BANK (1) (7)	YES	18/09/1997	17/09/2007	8.85							1,832,360	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	262,015
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	865,785
DEUTSCHE BANK (1) (7)	YES	02/12/1998	02/12/2008	9.38							0	0	1,160,786	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	11,032,200

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88							0	0	11,032,200	0	0	0
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.75							0	0	0	19,308,350	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	13,790,250
DEUTSCHE BANK (1) (7)	YES	12/02/2001	15/02/2008	8.50							0	11,032,200	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	18/12/2015	5.75							0	0	0	0	0	19,308,350
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	19,308,350
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	6.13							0	0	8,274,150	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	0	11,032,200	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	0	0	8,274,150
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	5.35							0	0	0	0	0	8,274,150
DEUTSCHE BANK (2) (9)	YES	04/03/1998	04/03/2008	8.21							0	1,524,009	0	0	0	0
J.P. MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	12,541,291
J.P. MORGAN CHASE (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	0	0	7,377,230
J.P. MORGAN CHASE (2) (7)	YES	04/04/2003	05/04/2010	8.63							0	0	0	0	11,065,845	0
J.P. MORGAN CHASE (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	105,611
J.P. MORGAN CHASE (1) (8)	YES	15/10/2003	15/10/2009	5.36							0	0	0	5,516,100	0	0
J.P. MORGAN CHASE (1) (8)	YES	15/06/2004	15/06/2010	5.35							0	0	0	0	16,548,300	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.02							3,079,623	919,335	3,677,400	3,015,468	2,206,440	4,964,505
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	5.38							0	0	0	0	0	2,098,118
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							5,517,478	0	0	0	0	0
INTERESES ANTICIPADOS	NOT		31/12/2007	0.00							(1,017,696)	0	0	0	0	0
SECURED																
REPCON LUX	YES	26/01/2004	26/01/2011	4.50							0	0	0	0	0	15,155,341
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							121,243	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
COLOCACIONES PRIVADAS	YES	29/07/2005		0.00							0	0	1,930,635	0	0	0
SECURED																
TOTAL STOCK MARKET					0	6,947,557	81,610,526	0	0	0	30,170,278	13,475,644	31,514,288	27,837,918	40,852,785	164,920,665

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	24,699,235	0	0	0	0						
TOTAL SUPPLIERS					0	24,699,235	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos Circulantes	NOT APPLIED				0	26,577,377	0	0	0	0						
TOTAL					0	26,577,377	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	65,173,563	96,909,415	0	0	0	48,334,510	16,012,797	50,566,538	44,173,016	54,104,156	254,793,150

NOTES

MONEDAS	TIPOS DE CAMBIO CONTABLE
(1) Dólares	11.0322
(2) Euros	14.75446
(3) Yen Japonés	0.09388
(4) Franco Suizo	9.10101
(5) Libra Esterlina	21.7213
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	43,429,104	4,791,185,580	1,831	20,204	4,791,205,784
LIABILITIES POSITION	72,555,121	800,442,605	7,494,504	82,680,864	883,123,469
SHORT-TERM LIABILITIES POSITION	36,911,013	407,209,673	1,534,866	16,932,951	424,142,624
LONG-TERM LIABILITIES POSITION	35,644,108	393,232,932	5,959,638	65,747,913	458,980,845
NET BALANCE	(29,126,017)	3,990,742,975	(7,492,673)	(82,660,660)	3,908,082,315

NOTES

MONEDAS	TIPOS DE CAMBIO CONTABLE
(1) Dólares	11.0322
(2) Euros	14.75446
(3) Yen Japonés	0.09388
(4) Franco Suizo	9.10101
(5) Libra Esterlina	21.7213
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 1 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	2,953,404
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					2,953,404

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Petroleos Mexicanos, como ente consolidador consideró el resultado por posición monetaria atraves del proceso de consolidación de los estados financieros del Corporativo, de sus Organismos Subsidiarios y de sus Compañías Subsidiarias, con un monto acumulado de 2,953,404, motivo por el cual consideramos no aplicable este anexo.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA DEBIDO A QUE NO EXISTEN LIMITACIONES FINANCIERAS DERIVADAS DE LOS FINANCIAMIENTOS OBTENIDOS BAJO ESTE PROGRAMA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Prod. de petróleo crudo (Mbd)		3,209	98.40
Prod. de gas (MMpcd)		5,913	98.40
REFINACIÓN		0	0.00
Cap. de dest. atmós. (Mbd)		1,540	86.80
Cadereyta		275	82.40
Madero		190	77.50
Minatitlán		185	94.40
Salamanca		245	80.90
Salina Cruz		330	89.90
Tula		315	93.20
Term. de Almac. y dist. (Mb)		13,056	100.00
GAS Y PETROQUÍMICA BÁSICA		0	0.00
Endulzamiento de Gas (MMpcd)		4,503	72.10
Cactus		1,960	64.50
Nuevo Pemex		880	86.20
Ciudad Pemex		1,290	79.00
Matapionche		109	63.00
Poza Rica		230	45.00
Arenque		34	100.00
PETROQUÍMICA		0	0.00
Capacidad de Prod. (Mt)		3,100	59.50
Camargo *		82	0.00
Cangrejera		809	100.00
Cosoleacaque		1,227	33.10
Escolín		83	2.40
Independencia		71	3.10
Morelos		558	68.80
Pajaritos		252	67.00
Tula *		19	0.00
Centros de distribución		0	0.00
Petroquímicos (Mt)		191,489	80.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Mbd - miles de barriles diarios
MMpcd - millones de pies cúbicos diarios
Mb - miles de barriles
Mt - miles de toneladas
* Planta fuera de operación

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST. PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				8
GAS HÚMEDO AMARGO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				73
PETRÓLEO CRUDO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				74
GAS HÚMEDO DULCE	PEMEX EXPLORACIÓN Y PRODUCCIÓN				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Previous Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLIFEROS:	0	0	0.0		
COMBUSTOLEO	271	8,946,788	0.0		
DIESEL	348	22,305,663	100.0	PEMEX DIESEL	DISTRIBUIDORES
GAS L.P.	321	14,115,235	0.0		DISTRIBUIDORES
GASOLINA MAGNA SIN	638	46,102,409	100.0	PEMEX MAGNA	DISTRIBUIDORES
GASOLINA PREMIUM	104	8,474,094	100.0	PEMEX PREMIUM	DISTRIBUIDORES
TURBOSINA	69	4,777,082	0.0		
OTROS REFINADOS	79	2,577,107	0.0		
PETROQUÍMICOS:	0	0	0.0		
DERIV. DEL METANO(a)	247	880,713	92.0		(e)
DERIV. DEL ETANO (b)	265	2,612,231	57.0		(f)
AROMÁT. Y DERIV. (c)	123	1,415,465	41.0		(g)
PROPIL. Y DERIV. (d)	7	567,610	0.0		(h)
OTROS PETROQUIMICOS	359	379,707	0.0		(i)
GAS SECO	2,925	18,826,441	0.0		(j)
IEPS	0	0	0.0		
EFECTO B-10	0	216,888	0.0		
FOREIGN SALES					
PETRÓLEO CRUDO	1,711	79,280,538	0.0		
PRODUCTOS REFINADOS	213	11,246,642	0.0		
PRODUCTOS PETROQUÍMI	184	571,647	0.0		
EFECTO MARGINAL VENT	0	12,417,243	0.0		
EFECTO B-10	0	183,824	0.0		
TOTAL		235,897,327			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Previous Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
PETRÓLEO CRUDO	1,711	79,280,538	(k)		
PRODUCTOS REFINADOS	213	11,246,642			
PRODUCTOS PETROQUÍMI	184	571,647			
EFECTO MARGINAL VENT	0	12,417,243			
EFECTO B-10	0	183,824			
FOREIGN SUBSIDIARIES					
TOTAL		103,699,894			

NOTES

Mbd - miles de barriles diarios
Mt - miles de toneladas

(a) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: amoniaco y metanol.
(b) Considera la contribución de Pemex Petroquímica al mercado nacional de los siguientes productos: Etileno, Glicoles, PEAD, PEBD, Óxido de etileno, Cloruro de vinilo
(c) Considera la contribución de Pemex Petroquímica por los siguientes productos: Benceno, Estireno, Tolueno, Xilenos, Paraxileno y Ortoxileno.
(d) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: Acrilonitrilo y Propileno.
(e) INTEGRADORA APRODIFER, S.A. DE C.V. ; UNIVEX, S.A. ; MASAGRO S.A. DE C.V. ; AGROGEN, S.A. DE C.V ; PRAXAIR MEXICO S.A. DE C.V.
(f) POLIOLES, S.A. DE C.V. ; INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; GRUPO PRIMEX, S.A. DE C.V. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V. ; POLICYD, S.A. DE C.V.
(g) TEREFTALATOS MEXICANOS, S.A. DE C.V. ; RESIRENE, S.A. DE C.V. ; SINTESIS ORGANICAS, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.
(h) DOW INTERNACIONAL MEXICANA, S.A. DE C.V. ; COMPLEX QUIMICA, S.A. DE C.V.
(i)INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V. ; PRODUCTOS QUIMICOS LA ANITA, S.A. DE C.V. ; PRAXAIR MEXICO S.A. DE C.V. ; CRYOINFRA, S.A. DE C.V. ;
(j) CFE, IPP´S Distribuidores, Industriales (ISPAT), L y F del Centro.
(k) 81% ESTADOS UNIDOS Y EL 19% RESTANTE FUE DISTRIBIUDO A EUROPA (8%), AL RESTO DEL CONTINENTE AMERICANO (8%)Y AL LEJANO ORIENTE (3%).
Los volúmenes están en miles de barriles diarios a excepción de los petroquímcios que se expresan en miles de toneladas y el gas seco que se expresa en millones de pies cúbicos diarios.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 1 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	334,341,857
TOTAL			0	0	0	0	0	334,341,857

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACIÓN PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICA DEBIDO A QUE PEMEX NO HA INFORMADO NINGUN PROYECTO COMO EVENTO RELEVANTE

LA CONVERSIÓN A MONEDA NACIONAL DE LAS CIFRAS QUE SE PRESENTAN EN LOS ESTADOS FINANCIEROS DE LAS EMPRESAS QUE REPORTAN EN MONEDA EXTRANJERA SE LLEVA A CABO DE CONFORMIDAD CON LOS LINEAMIENTOS ESTABLECIDOS EN EL BOLETÍN B-15 DE LAS NORMAS DE INFORMACIÓN FINANCIERAS (ANTES DENOMINADAS "PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS"), PROCEDIENDO DE LA SIGUIENTE MANERA:

BALANCE GENERAL.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL BALANCE GENERAL SE CONSIDERA EL TIPO DE CAMBIO DE CIERRE, A LA FECHA DEL BALANCE GENERAL.

ESTADO DE RESULTADOS.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL ESTADO DE RESULTADOS SE CONSIDERA EL TIPO DE CAMBIO PROMEDIO DEL EJERCICIO CORRESPONDIENTE.

LA DIFERENCIA RESULTANTE EN LA CONVERSIÓN DE LOS ESTADOS FINANCIEROS SE REGISTRA DENTRO DEL PATRIMONIO COMO UN RESULTADO POR CONVERSIÓN.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Guadalupe Marino Bañuelos
Guadalupe Marino Bañuelos
Associate Director of Finance

Date: August 1, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END